
14048634

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 67922

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Kershner Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1825B Kramer Lane, Suite 200
(No. and Street)

Austin (City) TX (State) 78759 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Andrew Kershner, 512-306-1192
(Area Code Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PMB Helin Donovan, LLP
(Name – *if individual, state last, first, middle name*)

5918 West Courtyard Drive, Ste 500 (Address) **Austin** (City) **Texas** (State) **78730** (Zip Code)

CHECK ONE:
- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Brian Kruger, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Kershner Securities, LLC, as of

December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

The sole customer of Kershner Securities, LLC is Kershner Trading Americas, LLC, which is also a wholly owned subsidiary of Kershner Trading Group, LLC.

Signature

Chief Compliance Officer, FINOP

Title


MICHAEL ANTHONY GARZA
My Commission Expires
January 05, 2016

Notary Public

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Changes in Financial Condition.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ■ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Kershner Securities, LLC

(A Wholly Owned Subsidiary of Kershner Trading Group, LLC)

Financial Statements and Supplemental Schedule
(With Independent Auditors' Report Thereon)

December 31, 2013


PMB Helin Donovan
CERTIFIED PUBLIC ACCOUNTANTS

KERSHNER SECURITIES, LLC
(A Wholly Owned Subsidiary of Kershner Trading Group, LLC)
Index to Financial Statements and Supplemental Schedule
December 31, 2013

PMB Helin Donovan
CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditors' Report

To the Member of Kershner Securities, LLC:

We have audited the accompanying financial statements of Kershner Securities, LLC (the "Company"), a wholly owned subsidiary of Kershner Trading Group, LLC, which comprise the statement of financial condition as of December 31, 2013, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kershner Securities, LLC as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

[illegible]
[illegible]
PMB HELIN DONOVAN, LLP · A MEMBER OF RUSSELL BEDFORD INTERNATIONAL
WWW.PMBHD.COM
LOCATIONS IN ILLINOIS, CALIFORNIA, TEXAS & WASHINGTON


PMB Helin Donovan
CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedule I has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements as a whole.

PMB Helin Donovan, LLP

PMB Helin Donovan, LLP

Austin, Texas
February 25, 2014

KERSHNER SECURITIES, LLC
(A Wholly Owned Subsidiary of Kershner Trading Group, LLC)
Statement of Financial Condition
December 31, 2013

Assets		
Cash and cash equivalents	$	9,366
Receivable from clearing organization		1,284,719
Receivable from related entities, net		2,463,563
Total assets	$	3,757,648
Liabilities and member's equity		
Accounts payable	$	49,726
Other accrued expenses		156,868
Total liabilities		206,594
Member's equity		3,551,054
Total liabilities and member's equity	$	3,757,648

See notes to financial statements and independent auditors' report.

KERSHNER SECURITIES, LLC
(A Wholly Owned Subsidiary of Kershner Trading Group, LLC)
Statement of Operations
Year Ended December 31, 2013

Revenue		
Commission income	$	6,981,648
Total revenue		6,981,648
Expenses		
Salaries and other employment costs		176,919
Commisions and clearing fees		3,169,460
Communications		27,562
Occupancy and equipment costs		53,862
Regulatory fees and expenses		20,135
Other expenses		34,651
Total expenses		3,482,589
Income before income tax expense		3,499,059
Income tax		70,419
Net income	$	3,428,640

See notes to financial statements and independent auditors' report.

KERSHNER SECURITIES, LLC
(A Wholly Owned Subsidiary of Kershner Trading Group, LLC)
Statement of Changes in Member's Equity
Year Ended December 31, 2013

Balance at December 31, 2012	$	997,870
Capital distributions		(925,000)
Capital contributions		49,544
Net income		3,428,640
Balance at December 31, 2013	$	3,551,054

See notes to financial statements and independent auditors' report.

KERSHNER SECURITIES, LLC
(A Wholly Owned Subsidiary of Kershner Trading Group, LLC)
Statement of Cash Flows
Year Ended December 31, 2013

Cash flows from operating activities:		
Net income	$	3,428,640
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in operating assets and liabilities:		
Receivable from clearing organization		(22,271)
Receivable from related entities, net		(2,590,084)
Accounts payable		16,713
Other accrued expenses		(82,572)
Net cash provided by operating activities		750,426
Cash flows from investing activities:		
Net cash used in investing activities		-
Cash flows from financing activities:		
Capital distributions		(925,000)
Capital contributions		49,544
Net cash used in financing activities		(875,456)
Net decrease in cash and cash equivalents		(125,030)
Cash and cash equivalents at beginning of year		134,396
Cash and cash equivalents at end of year	$	9,366
Supplemental disclosures of cash flow information:		
Cash paid during the year for:		
Interest	$	11,989
Income taxes	$	-

See notes to financial statements and independent auditors' report.

KERSHNER SECURITIES, LLC
(A Wholly Owned Subsidiary of Kershner Trading Group, LLC)
Notes to Financial Statements
December 31, 2013

Note 1 - Nature of Business

Kershner Securities, LLC (the "Company"), was organized as a Delaware Limited Liability Company on February 22, 2008. The Company is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company's sole member is Kershner Trading Group, LLC, ("KTG", the "Parent", or the "Member").

The Company operates under the provisions of Paragraph K(2)(ii) of Rule 15c3-3 of the SEC, and accordingly is exempt from the remaining provisions of that Rule. The Company does not hold customer funds or securities, but as an introducing broker or dealer, will clear all transactions on behalf of customers on a fully disclosed basis through a clearing broker/dealer, Goldman Sachs Execution & Clearing, L.P. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer. Under these exempt provisions, the Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements are not required.

Substantially all of the Company's revenues are derived from commission income from a related entity.

Note 2 - Liquidity and Capital Resources

At December 31, 2013, the Parent had cash and cash equivalents, and liquid receivables from its clearing organization, of approximately $2.9 million on a consolidated basis. Management expects KTG to have sufficient cash and cash equivalents to fund its operating and capital needs for the next twelve months following December 31, 2013. Management expects KTG's anticipated trading margin during fiscal year 2014 will be sufficient to cover its operating expenses. Historically, the Parent has relied upon management's ability to periodically arrange for additional equity or debt financing to meet the Parent's liquidity requirements.

In 2010, KTG entered into an arrangement for additional working capital in the form of a $1.5 million revolving line of credit with an individual, which matures in May 2014, with the option of extensions in twelve month increments. In the event additional cash is required to support operations, the Andrew S. Kershner Trust, KTG's majority owner, has also committed to fund KTG. KTG's management believes that it can operate within its business plan over the next twelve months, expects to be successful in maintaining sufficient working capital and will manage operations commensurate with its level of working capital.

Note 3 - Significant Accounting Policies

Basis of Accounting
These financial statements are presented on the accrual basis of accounting in accordance with generally accepted accounting principles in the United States of America. Revenues are recognized in the period earned and expenses when incurred.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents
For purposes of reporting cash flows, the Company has defined cash equivalents as highly liquid investments with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Securities Transactions
Purchases and sales of securities, and commission revenue and expense, are recorded on a trade date basis. Dividends are recorded on the ex-dividend date.

Financial Instruments and Credit Risk
Financial instruments that potentially subject the Company to credit risk include cash and cash equivalents and receivables from clearing broker-dealers. The Company did not have cash balances in excess of federally insured limits as of December 31, 2013. Receivables from clearing broker-dealers represent cash deposited and commissions receivable from these broker-dealers, $500,000 of which are insured from theft by the Securities Investor Protection Corporation.

Income Taxes
The Company will be taxed at the member level rather than at the corporate level for federal income tax purposes. The Company is liable for a pro rata allocation of the Texas margin tax, which is filed with the Parent. The Company has recorded $70,419 of Texas margin tax expense for the year ended December 31, 2013.

Date of Management's Review
Management has evaluated the financial statements for subsequent events through the issuance date, February 25, 2014.

Fair Value of Financial Instruments
The carrying amount of cash and cash equivalents, receivable from clearing organization, accounts payable and accrued expenses approximated fair market value at December 31, 2013 due to their relatively short maturities and prevailing market terms.

Note 4 - Member's Equity

The Company has one class of membership interest and the sole member of the Company is Kershner Trading Group, LLC.

The Member makes capital contributions to the Company as it may determine from time to time. No interest accrues on such contributions and the Member does not have the right to withdraw, or be repaid on its contributions, except as provided in the LLC Agreement.

Capital account withdrawals and distributions are made in accordance with the LLC Agreement. Capital distributions to its Member can be made under a capital distribution policy approved by the Member.

Note 5 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2013, the Company had net capital of $1,010,556 and net capital requirements of $100,000. The Company's ratio of aggregate indebtedness to net capital was 0.27 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 6 - Related Party Transactions

The Company has an Expense Sharing Agreement ("Sharing Agreement") with its Parent. The Sharing Agreement provides for the pro rata sharing of office space, office equipment and the expenses of certain administrative and other personnel and ancillary services. The parties have agreed to share the fees and costs as follows: (a) premises and property are allocated based on the square footage occupied by each party; (b) personnel-related expenses are shared in proportion to the allocation of time spent with each entity by such personnel; and (c) certain outside services are shared in proportion to use or incurrence of the same by each party. The Parent invoices the Company for those expenses on a monthly basis. The Company incurred $334,213 of expense under this agreement for the year ended December 31, 2013, of which $60,935 was payable at December 31, 2013.

The Company entered into a Technology Services Agreement ("Technology Agreement") to outsource all of its technology needs to Kershner Technology and Innovation, which is wholly owned by the Parent. The Technology Agreement provides for a monthly fixed fee of $1,000 and $3,000 was payable at December 31, 2013.

The Company executed an agreement to provide electronic trading services to Kershner Trading Americas ("Americas"), which is wholly owned by the Parent. The trading service provides Americas with the right to use the software, equipment, telecommunications and connectivity resources of the Company to enter and route orders and execute securities and futures transactions. In exchange for the provision of trading services (pursuant to the agreement) the Company charges monthly fees on a per share basis which are invoiced at month end. The Company earned $3,261,875 under this agreement for the year ended December 31, 2013, of which $2,527,498 was receivable at December 31, 2013. Additionally, the Company earned $3,719,773 in commission income directly through transactions processed at the clearing broker during 2013 resulting from trading activity of Americas. The balance of the payment to be received from Americas is charged via the invoicing process outlined previously.

Receivable from related entities, net consisted of the following at December 31, 2013:

Payable to Kershner Trading Group	$ (60,935)
Payable to Kershner Technology and Innovation	(3,000)
Receivable from Kershner Trading Americas	2,527,498
	$ 2,463,563

Note 7 - Employee Benefit Plans

The Parent sponsors a 401(k) Plan (the "Plan") for the benefit of all eligible employees of the Company. To be eligible, the employees must have reached the age of 21. Participants may elect to defer up to the maximum allowable amount by law to the Plan. The Parent did not make any contributions to the Plan in 2013.

Note 8 - Commitment and Contingencies

Included in the Company's clearing agreement with its clearing broker-dealer is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on any unsettled trades. At December 31, 2013, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

The Company is required to have an account at the clearing broker that shall at all times contain cash, securities, or a combination of both, having a market value of $1,000,000 reflecting the combined total of the Minimum Equity Requirement of $800,000 and the Clearing Deposit of $200,000. These amounts are included with receivables from clearing organizations on the statement of financial condition.

KERSHNER SECURITIES, LLC
(A Wholly Owned Subsidiary of Kershner Trading Group, LLC)
Computation of Net Capital and Aggregate Indebtedness Pursuant to Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2013

SCHEDULE I

Net capital:	
Total member's equity	$ 3,551,054
Less:	
Non-allowable assets	(2,527,498)
Other deductions or charges (excess fidelity charge)	(13,000)
Net capital before haircuts on securities positions	1,010,556
Haircuts on securities positions	-
Net capital	$ 1,010,556
Aggregate indebtedness:	
Total liabilities	$ 270,529
Total aggregate indebtedness	$ 270,529
Minimum net capital requirement (greater of 6 2/3% of aggregate indebtedness or $100,000)	$ 100,000
Net capital in excess of minimum requirement	$ 910,556
Ratio: Aggregate indebtedness to net capital	0.27 to 1
Net capital, as reported in the Company's Part II (unaudited) Focus report filed with FINRA on January 27, 2014	$ 501,377
Audit adjustments:	
Net effect of audit adjustments on member's equity	509,179
Net capital per audit	$ 1,010,556

See notes to financial statements and independent auditors' report.



INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Member of Kershner Securities, LLC:

In planning and performing our audit of the financial statements of Kershner Securities, LLC (the "Company") as of and for the year ended December 31, 2013 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons, and recordation of differences required by Rule 17a-13, or

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously. However, we did identify a material weakness in internal control. The Company failed to appropriately reconcile transactional activity with and the receivable from its clearing organization in a timely manner during 2013, resulting in material misstatements in the periodic computation of net capital and aggregate indebtedness pursuant to Rule 15c3-1 of the Securities and Exchange Commission for both quarterly and annual periods as of and for the year ended December 31, 2013.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, including consideration of the material weakness previously noted, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were not adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the member, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PMB Helin Donovan, LLP

PMB Helin Donovan, LLP

Austin, Texas
February 25, 2014

PMB Helin Donovan
CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS

Independent Accountants' Report on Applying Agreed-Upon Procedures Regarding Form SIPC-7

To the Member of Kershner Securities, LLC:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2013, which were agreed to by Kershner Securities, LLC (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our finding are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

PMB Helin Donovan, LLP

PMB Helin Donovan, LLP

February 25, 2014

5918 West Courtyard Drive, Suite 500 • Austin, TX 78730
tel (512) 258-9670 • fax (512) 258-5895
PMB HELIN DONOVAN, LLP A MEMBER OF RUSSELL BEDFORD INTERNATIONAL
WWW.PMBHD.COM
LOCATIONS IN ILLINOIS, CALIFORNIA, TEXAS & WASHINGTON

A MENDED

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10) | SIPC-7 (33-REV 7/10)

For the fiscal year ended 12/31/2013

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

067922 FINRA DEC
KERSHNER SECURITIES LLC 17*17
1825 KRAMER LN STE B200
AUSTIN, TX 78758-4281

AMMENDED PURSUANT TO ANNUAL AUDIT

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Brian Kruger, 512-439-8140

WORKING COPY

Amended

2. A. General Assessment (item 2e from page 2) $ 14,423

B. Less payment made with SIPC-6 filed (exclude interest) (7,544)
7/24/13
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) $6,879

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $N/A

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The auditors required SIPC 7 for 2013 be refiled because of adjustment (reduced revenue).

KS previously paid $7,071, the $192 overpayment will be resolved via SIPC 6 in 2014.

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Kershner Securities LLC
(Name of Corporation, Partnership or other organization)

Bri M. K
(Authorized Signature)

Dated the 20 day of February, 2014.

CCO, FINOP
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ Postmarked _____ Received _____ Reviewed

Calculations _____ Documentation _____ Forward Copy _____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/13 and ending 12/31/13

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 6,981,648
2b. Additions	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	0
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	0
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0
(7) Net loss from securities in investment accounts.	0
Total additions	0
2c. Deductions.	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	0
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	$1,195,021
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	0
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	0
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	0
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	0
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $17,621	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $0	
Enter the greater of line (i) or (ii)	17,621
Total deductions	1,212,642
2d. SIPC Net Operating Revenues	$ 5,769,006
2e. General Assessment @ .0025	$ 14,423

(to page 1, line 2.A.)

PMB Helin Donovan
CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS

February 25, 2014

To the Member of Kershner Securities, LLC

We have audited the financial statements of Kershner Securities, LLC for the year ended December 31, 2013, and have issued our report thereon dated February 25, 2014. Professional standards require that we provide you with information about our responsibilities under generally accepted auditing standards, as well as certain information related to the planned scope and timing of our audit. We have communicated such information in our letter to you dated January 10, 2014. Professional standards also require that we communicate to you the following information related to our audit.

Significant Audit Findings

Qualitative Aspects of Accounting Practices

Management is responsible for the selection and use of appropriate accounting policies. The significant accounting policies used by Kershner Securities, LLC are described in Note 3 to the financial statements. No new accounting policies were adopted and the application of existing policies was not changed during 2013. We noted no transactions entered into by the Company during the year for which there is a lack of authoritative guidance or consensus. All significant transactions have been recognized in the financial statements in the proper period.

Certain financial statement disclosures are particularly sensitive because of their significance to financial statement users. The most sensitive disclosures affecting the financial statements were:

- The disclosure of the liquidity and capital resources of the Company in Note 2 to the financial statements.
- The disclosure of the minimum equity requirement and minimum clearing deposit required by the clearing broker in Note 5 to the financial statements.
- The disclosure of the computation of net capital under Rule 15c3-1 of the Securities and Exchange Commission in the first supplemental schedule to the financial statements.

Difficulties Encountered in Performing the Audit

We encountered no significant difficulties in dealing with management in performing and completing our audit.

Corrected and Uncorrected Misstatements

Professional standards require us to accumulate all known and likely misstatements identified during the audit, other than those that are trivial, and communicate them to the appropriate level of management. Management has corrected all such misstatements. The misstatements detected as a result of audit procedures and corrected by management were material in the aggregate to the financial statements taken as a whole. Corrected misstatements are attached as Appendix I to this letter.

Disagreements with Management

For purposes of this letter, professional standards define a disagreement with management as a financial accounting, reporting, or auditing matter, whether or not resolved to our satisfaction, that could be significant to the financial statements or the auditor's report. We are pleased to report that no such disagreements arose during the course of our audit.

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tel 512 258 9670 • fax (512) 258 5895
PMB HELIN DONOVAN LLP A MEMBER OF RUSSELL BEDFORD INTERNATIONAL
WWW.PMBHD.COM
LOCATIONS IN ILLINOIS CALIFORNIA TEXAS & WASHINGTON

Management Representations

We have requested certain representations from management that are included in the management representation letter dated February 25, 2014.

Management Consultations with Other Independent Accountants

In some cases, management may decide to consult with other accountants about auditing and accounting matters, similar to obtaining a "second opinion" on certain situations. If a consultation involves application of an accounting principle to the Company's financial statements or a determination of the type of auditor's opinion that may be expressed on those statements, our professional standards require the consulting accountant to check with us to determine that the consultant has all the relevant facts. To our knowledge, there were no such consultations with other accountants.

Limited Assessment of Internal Control

We considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we did not express an opinion on the effectiveness of the Company's internal control.

Our consideration of internal control was for the limited purpose described in the preceding paragraph and would not necessarily identify all deficiencies in internal control that might be significant deficiencies or material weaknesses.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously. However, we did identify a material weakness in internal control. The Company failed to appropriately reconcile transactional activity with and the receivable from its clearing organization in a timely manner during 2013, resulting in material misstatements in the periodic computation of net capital and aggregate indebtedness pursuant to Rule 15c3-1 of the Securities and Exchange Commission for both quarterly and annual periods as of and for the year ended December 31, 2013. This matter has been remediated during 2014 and adjusting journal entries were posted to correct the financial statements as of and for the year ended December 31, 2013 (refer to adjusting entries #2 and #3 in Appendix I). The Company filed an amended Form X-17A-5 to reflect the related adjustments.

Other Audit Findings or Issues

We generally discuss a variety of matters, including the application of accounting principles and auditing standards, with management each year prior to retention as the Company's auditors. However, these discussions occurred in the normal course of our professional relationship and our responses were not a condition to our retention.

 PMB Helin Donovan

Other Information in Documents Containing Audited Financial Statements

With respect to the supplementary information accompanying the financial statements, we made certain inquiries of management and evaluated the form, content, and methods of preparing the information to determine that the information complies with U.S. generally accepted accounting principles, the method of preparing it has not changed from the prior period, and the information is appropriate and complete in relation to our audit of the financial statements. We compared and reconciled the supplementary information to the underlying accounting records used to prepare the financial statements or to the financial statements themselves.

This information is intended solely for the use of the Member and management of Kershner Securities, LLC and is not intended to be and should not be used by anyone other than these specified parties.

Very truly yours,

PMB Helin Donovan, LLP

PMB Helin Donovan, LLP



PMB Helin Donovan

CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS

APPENDIX I

KERSHNER SECURITIES, LLC
SCHEDULE OF ADJUSTMENTS
DECEMBER 31, 2013

Account	Description	Debit	Credit
Adjusting Journal Entries JE # 1			
To accrue for Rosenblatt expenses incurred in Dec"13 but paid in 2014			
5210-100-00-00	ECN Charges - Equities	5,725.00	
2230-000-00-00	Miscelaneous Accruals		5,725.00
Total		**5,725.00**	**5,725.00**
Adjusting Journal Entries JE # 2			
To reverse out Jan"13 gross up revenue and reverse 2013 gross up expenses recorded			
1104-000-00-00	Ledger Balance	566,158.00	
4200-100-00-00	Equities Commission Income	77,109.00	
5200-100-00-00	Clearing - Equities		379,635.00
5250-100-00-00	DOT Non-Billable		263,632.00
Total		**643,267.00**	**643,267.00**
Adjusting Journal Entries JE # 3			
To record additional expense per reconciliation of 5200 and 5210 to GS and Knight/Rosenblatt expenses			
5210-100-00-00	ECN Charges - Equities	51,254.00	
2230-000-00-00	Miscelaneous Accruals		51,254.00
Total		**51,254.00**	**51,254.00**